SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:   Press Release dated February 27, 2002

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-6604 and 333-74932.


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         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION

               CGI renews insurance contracts for business process services valued at close to US$45 million

        Andover,  Massachusetts,  February 27, 2002 - CGI Group Inc. (NYSE: GIB;
        TSE: GIB.A) (CGI) today announced the signing of several contract renewals, valued at close to US$45 million, providing business processing services (BPS) to the insurance sector. The insurance clients have renewed for terms of up to six years utilizing CGI market-proven services including Massachusetts Auto Processing, Residual Private Passenger (ARTS) and Commercial Automobile (ICAPS) Processing. These services provide cost-effective ways of administrating their business, processing policies, and centralizing data collection.

        Outsourced business processing is one of the most rapidly growing areas in information technology. Companies are concentrating on core business activities while teaming up with BPS outsourcers, like CGI, in order to capitalize upon cost savings generated by economies of scale and the sophisticated execution of operations. By leveraging their industry knowledge, partnerships and reputation, CGI is uniquely qualified and positioned to support their clients in highly competitive and tightly regulated marketplaces.

        Richard E. Welch, Jr., president & CEO of the Premier Insurance Company of Massachusetts said: "Over the many years of partnering with CGI, we have capitalized upon best-of-breed services, solutions and IT methodologies, and fine tuned our procedures allowing for optimal performance, thereby saving us time and money. CGI's presence in the ever changing Massachusetts automobile market, and their ability to successfully complete engagements that support our business goals and objectives, creates the spirit of a true partnership."

        CGI is the largest provider of automobile processing services in the State of Massachusetts, processing over 50% of the state's policies and over US$1.5 billion in direct written premium. CGI also counts among its clients 20 of the top 25 insurance carriers in the United States and 17 of the top 25 carriers in Canada. Financial services account for 40% of CGI's revenue. CGI has developed and hosted several solutions in policy administration, billing and collections, claims, rating, and e-business to meet this sector's growing IT needs.

        Joseph Saliba,  president,  Business  Processing  Services of CGI added:
        "The insurance sector is extremely complex and we, as a business and technology partner, need to fully understand all the rules and regulations in order to customize our offerings to meet our clients' specific needs. CGI's strong presence and extensive expertise

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        combined with our ongoing  involvement with regulatory  evolution enable us to stay tuned with the industry's direction and remain aligned with our clients' business strategy. Our goal is to stay faithful to delivering the high quality that characterizes our services."

        To  learn  more  about   CGI's   insurance   solutions,   please   visit
        http://www.cgi.ca/cgi/web/jsp/MainPage.jsp?Params=N.US.74000.0&categ=220

        About CGI
        Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$5.75 billion (CDN$9.2 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices.
        Website: www.cgi.ca.

        Forward-Looking Statements
        All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

        These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                        -30-

        For more  information:
        Investor  relations
        Julie  Creed, vice-president, investor relations
        (312) 201-1911

        Ronald White, director, investor relations
        (514) 841-3230

        Media relations
        Eileen Murphy, director, media relations
        (514) 841-3430

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CGI GROUP INC.
                                                  (Registrant)


Date:    February 27, 2002           By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary